Filed Pursuant to Rule 425
of the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Filer: Perrigo Company
Subject Company: Elan Corporation, plc
Commission File No.: 001-13896

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EDITED TRANSCRIPT

PRGO - Q4 2013 Perrigo Company Earnings Conference Call

EVENT DATE/TIME: AUGUST 15, 2013 / 02:00PM GMT

OVERVIEW:

PRGO reported FY13 net sales of $3.5b and adjusted EPS of $5.61. 4Q13 net sales were $967m. Expects FY14 standalone consolidated PRGO P&L net sales growth to be 12-16% vs. FY13 and adjusted diluted EPS to be $6.35-6.60.

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AUGUST 15, 2013 / 02:00PM GMT, PRGO - Q4 2013 Perrigo Company Earnings Conference Call

CORPORATE PARTICIPANTS

Art Shannon Perrigo Co - VP - IR and Communication

Joe Papa Perrigo Co - Chairman & CEO

Judy Brown Perrigo Co - EVP & CFO

CONFERENCE CALL PARTICIPANTS

Elliot Wilbur Needham & Company - Analyst

David Risinger Morgan Stanley - Analyst

Ariel Herman Goldman Sachs - Analyst

Jim Dawson Buckingham Research - Analyst

Ami Fadia UBS - Analyst

Josh Riegelhaupt Stifel Nicolaus - Analyst

Gregg Gilbert BofA Merrill Lynch - Analyst

David Steinberg Deutsche Bank - Analyst

Louise Chen Guggenheim Securities LLC - Analyst

Chris Kingley Leerink Swann - Analyst

Linda Bolton-Weiser B. Riley & Co. - Analyst

PRESENTATION

Operator

Good morning. My name is Melinda. I will be your conference operator today. At this time, I would like to welcome everyone to the Perrigo fiscal 2013 fourth quarter earnings results conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session.

(Operator Instructions)

Mr Art Shannon, you may begin your conference.

Art Shannon - Perrigo Co - VP - IR and Communication

Thank you very much, Melinda. Welcome to Perrigo’s fourth quarter 2013 earnings conference call. I hope you all had a chance to review our press release, which we issued earlier this morning. A copy of the release is available on our website. Also on our website is the slide presentation for this call. Before we proceed with the call, I’d like to remind everyone that during the process of this call, Management will make certain forward-looking statements. Please refer to the important information for investors and shareholders and Safe Harbor language regarding these statements in our press release issued this morning and on Slides 2, 3 and 4 in the accompanying investor presentation.

Under Irish Takeover rules, we are under increased scrutiny between now and close. For those of you accustomed to our regular and open communications and disclosure, there will be a change. So please, bear with us during this period. Following Management’s review of the presentation, we will open up the call for questions. I’d like to now turn the call over to Perrigo’s Chairman and CEO, Joe Papa. Joe?

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AUGUST 15, 2013 / 02:00PM GMT, PRGO - Q4 2013 Perrigo Company Earnings Conference Call

Joe Papa - Perrigo Co - Chairman & CEO

Thank you, Art. Welcome, everyone to Perrigo’s fourth quarter fiscal 2013 earnings call. Joining me today is Judy Brown, Perrigo’s Executive Vice President and Chief Financial Officer. Today, we’re going to spend the majority of our time focused on standalone Perrigo. I will provide a few comments on the quarter, including providing details on our continued sales growth and the stress in store brand market. Next, Judy will go through the details of the fourth quarter and outline our standalone fiscal 2014 earnings guidance. Then I will provide an update on each business area, plus an overview of our expectations for the coming fiscal year. This will be followed by an opportunity for Q&A.

However, before I go into Perrigo’s fourth quarter, I know many of you have several questions regarding our recently announced definitive agreement to acquire Elan. So let me just spend a few minutes going through some details. Under Irish Takeover rules, we are limited in our ability to discuss forward-looking information. Knowing that many of you were seeking a little more detail, this past week, we petitioned the panel to allow us to at least speak to the accretion in the transaction. So assuming the closing to be in the middle of our fiscal 2014 or by the end of the calendar year, in our fiscal 2014, we expect transaction to be at least $0.10 accretive to standalone Perrigo, adjusted earnings per share. In our first full year of fiscal 2015, we expect the transaction to be $0.70 to $0.80 accretive to standalone Perrigo, adjusted earnings per share. We will be issuing our S-4 in the next few weeks, which will include a pro forma summary, which will provide additional details.

Since our announcement, we’ve received many questions on—why Elan? Turning to Slides 5 and 6, we will explain why. First, we entered into a definitive agreement to acquire Elan to provide us with a platform for growth, both internationally and in the US. We will be more competitive to buy assets and pursue other M&A opportunities to further enable future growth. Second, as I just mentioned, it is immediately accretive with greater than $150 million in merger benefits and synergies. Third, the royalty stream is cash. Cash flow is our core to our business and improves our credit profile. We’ll be in an even better position to execute on our strategies for adjacent categories in international expansion that we’ve been laying out for the past seven years. Adjacent categories will continue to include adult nutrition, diabetes care, pet care, ophthalmics and international growth. This deal does not change our strategy. In fact, it will further enable us to execute on our strategy.

Now, let’s get back to Perrigo’s fourth quarter. On Slide 8, you can see that this was, once again, another great quarter for Perrigo, demonstrating the strength of our platform. Our quarterly performance is highlighted by all-time record net sales of $967 million, with a 16% net sales growth, leading to continued record adjusted profit and more importantly, operating margin expansion.

Moving on to Slide 9, it was a historic year for Perrigo, with record top and bottom line results. We recorded a 12% year-over-year improvement in net sales for fiscal 2013 at $3.5 billion, including 6% organic growth, despite a delay in several new product launches. The strong sales results correlate with impressive improvements in adjusted gross margin and operating margins, which saw 130 and 110 basis point improvement, respectively. For the full year, adjusted EPS was $5.61. This performance was driven by great execution, especially within our Rx and consumer healthcare business segments.

Looking at Slide 10, we continue to generate double-digit sales growth across three largest segments, with Consumer Healthcare growing 16% to over $560 million in sales. As you can see on Slide 11, we continue to attain market share in store brands across all categories. Looking at the gastrointestinal market, this category was down 1.4%. National brands were down 7.3%. But store brands grew 8.5%. Now let’s talk about the cough/cold/flu/allergy category. This category has grown 8.2%, while national brands have outgrown store brands. This relatively strong national brand performance in this category is due to certain brands, most notably Mucinex, which is experiencing strong overall results in sales and market share from a combination of core product sales and a number of line extension new products. We are looking forward to our first cough/cold/flu season with our store brand equivalent to Mucinex 600 milligrams extended release and importantly, the opportunity to launch additional national brand equivalent cough/cold/flu store brand products. With that, let me turn the call over to Judy.

Judy Brown - Perrigo Co - EVP & CFO

Thanks, Joe. Good morning, everyone. As you just heard, we wrapped up fiscal 2013 with another record quarter and satisfied the vast majority of the financial metrics we set for ourselves at the beginning of the fiscal year. On a consolidated basis, the team continued its strong performance, delivering record quarterly revenue and adjusted earnings in line with our previously stated guidance for the year. Even without the full-year dollar contribution from new product launches we had forecasted at the beginning of fiscal 2013, the team once again demonstrated its ability to execute, highlighted by meeting or exceeding many of the recent guidance ranges provided on our May earnings call. Over the last years, we are also pleased to have successfully delivered on our stated three-year organic compound annual growth rate goals, as well.

So as usual, I’ll provide a brief overview of the adjusted results for the fiscal fourth quarter by business segment. Then I’ll walk you through the consolidated and segment earnings guidance for fiscal 2014 for standalone Perrigo, providing the same level of transparency we do each August on our fiscal year-end calls. So let’s begin with the fiscal fourth quarter highlights in the individual business segments, starting on Slide 12, with Consumer Healthcare. The 16% net sales growth was driven by $67 million attributable to the acquisitions of Sergeant’s and Velcera; an increase in sales of existing products of $37 million, mainly in contract and smoking cessation categories; and new product sales of approximately $11 million, mainly in the cough/cold and smoking cessation categories. These combined increases were partially offset by a decline of $34 million in sales of existing products in the GI and analgesic categories and $1 million from normal product discontinuations.

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AUGUST 15, 2013 / 02:00PM GMT, PRGO - Q4 2013 Perrigo Company Earnings Conference Call

While we had a late start to the allergy season this calendar year, we saw a strong increase in sales of Loratadine-D, the store brand version of Claritin-D, due to enhanced consumer awareness on the heels of increased brand advertising and marketing and distribution to certain retailers. The smoking cessation category performed above our expectations, led by the successful launch of the store brand version of Nicorette mini lozenges.

Within the GI category, sales of Lansoprazole, the store brand equivalent to Prevacid were lower year-over-year, as branded marketing and advertising dollars for this product have been more restrained than other competitive proton-pump inhibitor products, coupled with the fact that last year’s relatively higher sales had the benefit of the retail channel filling and inventory shelf-stocking of the Lansoprazole launch. Sales in the analgesics category were somewhat lower due to three main reasons. First, a large retailer switched it’s short-term advertising focus from store brands to national brands. Second, a large analgesic manufacturer with a loyal customer base has resumed sales of its product after being absent from the market for a period of time. Third, another large manufacturer that had been absent from the market with numerous products has returned but with limited availability and SKU volume.

Adjusted gross profit grew 31%, while adjusted gross margin increased 410 basis points from the positive contributions of the Sergeant’s and Velcera acquisitions, increased manufacturing efficiencies and new product launches. These three positive forces were partially offset by lower sales in specific higher-margin products within the categories I just mentioned. The difference between the adjusted gross and adjusted operating margin leverage year-over-year was due primarily to the inclusion of operating expenses from Sergeant’s and Velcera. Organic or legacy Perrigo distribution Selling, General & Administrative Expenses were flat on a dollar basis year-over-year. We continue to increase our R&D expenditures though, consistent with our revenue growth to build our long-term pipeline.

On Slide 13, you can see that net sales in the Nutritionals segment grew 11% over last year to $150 million, a new quarterly record. New products contributed approximately half of this dollar growth over last year with more than $2 million of new items brought to shelves in the fiscal fourth quarter. In the US, store brand infant formulas volume share is now 11.6%, with growth of 60 basis points year-over-year and 10 basis points sequentially, since fiscal Q3. We continue to gain share despite flat to declining birth rates and continue to receive positive feedback from retailers on our plastic SmarTub containers. We’re now shipping approximately 80% of the SKUs of the product to 100% of our US customers. Infant formula sales to China were not in line with our expectations for the quarter, nor were we near our stated goal for the fiscal year, as we have continued to work through an extremely dynamic regulatory environment. The team is working very hard though to keep apace of the requirements and maintain product flow. Volumes within the VMS category were strong this quarter, as previously announced sales in to two specific retailers continued to be productive.

Adjusted gross margin for the segment decreased 90 basis points year-over-year to 28.9%, due to increased costs associated with manufacturing the plastic tub and weaker product mix between our higher-margin infant formula and relatively lower margin toddler foods and VMS products. I’m pleased to note that steps previously outlined to increase margins have made an impact, as the adjusted operating margins increased 150 basis points year-over-year to 16.4%, its highest level since the third quarter of fiscal 2011 and a 570 basis point increase from last quarter. Again, great job by the nutritional team working on margin recovery in this segment.

On Slide 14, you can see that our Rx business continues its robust performance as net sales growth was driven by $16 million related to the Rosemont and Fera acquisitions, new product sales of $12 million and strong base business gains of $10 million. Adjusted gross and operating margin expansion continued, increasing 440 and 380 basis points, respectively. While the margin contributions from Rosemont and Fera were higher than our Rx base business, I’m pleased to note that even excluding the impact from these acquisitions, adjusted gross and operating margins expanded, highlighting continued strength of our existing base business.

Now I’d like to focus on the operating results for the API segment and explain the changes you see on Slide 15. We’ve had a long-standing commercial agreement with a specific customer to supply API for a generic product, which was launched in the fourth quarter of our fiscal 2012. As expected and as a result of the 180-day exclusivity period, adjusted gross and operating profit and margins in the fourth fiscal quarter were negatively impacted year-over-year. However, the team continues its expense management and of course, we’re excited about this Monday’s US launch of generic Temozolomide, which will be part of the fiscal 2014 guidance I’ll walk through in just a moment. The consolidated effective adjusted tax rate for both this quarter and the full year was 28.3%, in line with our expectations. Were you to remove the tax benefits earned in the fiscal first quarter, our fiscal 2013 adjusted tax rate, which is derived primarily from jurisdictional blend of earnings before tax, would have been squarely within our initial guidance range of 29% to 31%.

Now, I’d like to turn your attention to Slide 16 to discuss fiscal 2014 guidance for the Company and by individual segment. While there will be many exciting things talk about in the next weeks and months with respect to our recently announced Elan transaction, I want to focus your attention this morning to our core Perrigo business and our continuing solid growth. So once again, I’ll note that these are standalone Perrigo-only numbers without any impact from Elan.

So in Consumer Healthcare, we anticipate store brands will continue to be important contributors for growth of our retail customers. As is our standard practice, our plan includes the assumption that store brand market share will grow approximately 100 basis points over last year. We expect to launch more than 25 new products in CHC led by the full-year contribution of our launched 600 milligrams extended release Guaifenesin product, plus the expected launches of the broader family of Mucinex equivalent products in the back half of the fiscal year. Our guidance also includes the expected launch of store brand versions of Frontline Top Spot before the next flea and tick season, as we are actively selling the store brand animal health program concept and receiving very positive feedback from our customers. So we expect the animal health care category to generate sales of approximately $200 million in fiscal 2014.

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AUGUST 15, 2013 / 02:00PM GMT, PRGO - Q4 2013 Perrigo Company Earnings Conference Call

Balanced against these presumptions, the CHC segment’s year-over-year revenue growth range also reflects the impact of the continued to return to market of a large branded analgesics competitor and our assumption that this should continue going forward, in line with the competitor’s recent public statements. A reduction in our contract manufacturing business is also built into fiscal 2014 guidance. As always, I’d like to remind you that our annual planning this year follows the same assumptions we have used in the past with respect to the cough/cold/flu and allergy seasons.

In our Nutritional segment, our revenue guidance includes the assumption that by the end of fiscal 2014 we will grow infant formula store brand market share and will increase our international presence. This revenue guidance also includes growth greater than 10% in our VMS category, as we continue to expand distribution and launch several new products.

For Rx, we anticipate top line growth driven by new products and recent acquisitions, combined with net price stability in the overall portfolio of existing products. Adjusted margin improvements are expected to be derived from these same factors.

Next, API. As we have already noted a few times on this call, on Monday, our partner Teva launched the US generic of Temozolomide, a brain cancer compound using our API. This brand today has US sales of approximately $400 million. We anticipate in our fiscal 2014 plan that sales from this product will be recognized starting in our fiscal fourth quarter—first quarter, that we will have 180-day exclusivity through mid-February but that we will be competing with an AG in the market on day one. While we’re very excited about the launch of this important product, our net sales guidance range also reflects the headwind impact pricing pressure in our existing product portfolio that has affected this segment in the fourth quarter. So this guidance reflects the expectation of only limited new product launches beyond Temozolomide and natural competitive dynamics on the rest of our existing product portfolio. Over the longer-term, you should expect third-party API revenues to begin to decrease, while at the same time, we will be ramping up inter-company sales to Consumer Healthcare and Rx.

Now looking to our consolidated projections on Slide 17. For fiscal 2014, we estimate adjusted diluted earnings per share to be between $6.35 and $6.60, an increase of 13% to 18% compared to fiscal 2013s $5.61. The improvement reflected in the earnings guidance includes an $0.08 benefit of a discrete tax audit resolution in fiscal 2013. Were you to remove these $0.08 of tax benefits earned in fiscal 2013, the 2014 adjusted diluted earnings per share would be projected to increase 15% to 19% year-over-year.

Summing everything back up at the standalone consolidated Perrigo P&L, we estimate net sales growth will be between 12% and 16%, compared to fiscal 2013 and assume new product sales of greater than $190 million, as well as continued growth in our base business. After you roll up the individual business units, you should also include your model corporate unallocated expenses of approximately $70 million and interest expense of approximately $85 million. Please note that this interest number reflects the full-year impact of our $600 million bond offering from May 2013.

Also, please note that, we are estimating an adjusted worldwide effective tax rate of approximately 30% to 32% for fiscal 2014, excluding any impacts from the resolution of tax examinations and other statute expirations. This rate takes into consideration a recently announced increase of the Israeli statutory tax rate to 26.5% from 25%, as well as an increase in the rate applicable at so-called privileged enterprise zones from 7% up to 9%. Both of these changes will be effective through the entirety of fiscal 2014.

Again, I remind you that this guidance does not take into consideration any tax or interest impact anticipated by changes in our capital structure following the expected closing of the Elan transaction. As you model the year, please note that our earnings are anticipated to be heavily weighted to the second half of the fiscal year, with many of our new products expected to launch after January. Also, the seasonality in the flea and tick products add to the weight in the fiscal fourth quarter, as we plan to launch our broader store brand offering timed for next season.

So in summary, we’ve concluded another record year, which not only saw continued operational excellence progress but also forward momentum on our stated strategic plans. We made a number of exciting acquisitions in fiscal 2013, launched more than 60 new products, introduced improved SmarTubs in infant formula and broke ground on several important new manufacturing capacity expansion projects. The recently announced planned acquisition of Elan provides us with a great platform to continue growing both domestically, as well as internationally. While we certainly have very full to do lists at the moment, the buzz of energy in our office is palpable. Very few companies can boast the kind of history, as well as future, that Perrigo can. With so many avenues of opportunity in front of us, these are certainly exciting times for us all. Let me turn it back to Joe.

Joe Papa - Perrigo Co - Chairman & CEO

Thank you, Judy. Now I wanted to talk about some of the highlights in our standalone business going forward, beginning with Slide number 18. First, let’s look at the big picture. We expect the same three key growth drivers. Number one, the market continues to shift to store brand offerings from national brand. Number two, Rx OTC switches are expected to continue with $10 billion in branded Rx sales likely to switch in the next five years, with over $5 billion of that expected in the next three

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AUGUST 15, 2013 / 02:00PM GMT, PRGO - Q4 2013 Perrigo Company Earnings Conference Call

years, emphasizing the attractive growth opportunities. We have all seen new categories making the switch, like overactive bladder. Or the projected to switch, like nasal inhalers, which recently received a favorable ruling at the FDA advisory meeting. Number three, we expect continued strength in new product launches. The store brand version of Mucinex launch went very well. We look forward to the upcoming cough/cold season over the coming months.

Additionally, the new product pipeline for fiscal 2014 looks robust. It’s highlighted by the expected launches of the store brand versions of Children’s Delsym, Claritin products, with $135 million in combined branded sales. We anticipate launching over 75 new products across all segments, contributing greater than $190 million in revenue for the coming fiscal year. In our animal health business, we are pleased to announce that we have begun shipping our store brand version of Frontline to a limited number of customers. We expect additional launches in time for the flea and tick season next spring.

Turning to Slide number 19, you can see that our nutritional business has numerous growth drivers in the coming years. A key highlights here is the introduction of the upgraded national brand style packaging, the SmarTub or the plastic container, which has been very well-received by both the retailers and consumers. In fact, the most recent market IRI data demonstrates the impact the new plastic container is having on our US retail business just in the past 12 weeks. Our dollar volume share is up 5.5% versus the fourth quarter last year. All signs are showing continuing growing momentum as the four-week data is even stronger.

Moving onto our growth opportunities in the Rx segment. On Slide 20, you can see that we continue to be very well-positioned. In late July, we launched the generic version of Cutivate, which is approximately $19 million in annual branded sales. Just this week, we received final approval from the FDA for the generic equivalents to Derma-Smoothe Scalp and Derma-Smooth Body Oil, with combined brand sales of $25 million. We expect to begin shipments of both of those products in the next month. We have a robust pipeline of 34 ANDAs, pending FDA approval representing approximately $5 billion in branded sales. This includes seven confirmed first to file ANDAs. Additionally, we have five ongoing Paragraph IV challenges. There are more than eight products that we expect to launch in the coming fiscal year, with an anticipated branded sales opportunity of more than $600 million.

Additionally, on Slide 21, we have a healthy leadership position across multiple technologies. We have the only FDA approved generic topical foams. We’ll have a full year of contributions from our acquisitions in fiscal year 2013, including Rosemont with oral liquid and Fera adding ophthalmic technology to our portfolio. In our API business segment, we’re very excited about this week’s recent US launch of generic Temozolomide, which is a meaningful product to our portfolio with a first to file exclusivity. Happily, the launch is going well. I want to offer my congratulations to the team for bringing this very valuable and essential product to the market.

In conclusion, as you can see on Slide number 22, Perrigo is poised for continued strong growth. Standalone Perrigo is expected to grow adjusted earnings per share by 13% to 18% this coming year, over last year’s record performance. The business remains strong. As we look forward to closing the acquisition of Elan by the end of the calendar year, we’ll have an even stronger platform for future growth, as we continue to execute on our mission of making quality affordable healthcare more valuable for consumers and for our customers. Operator, let’s now open up the call for questions.

Art Shannon - Perrigo Co - VP - IR and Communication

I’d like to remind everyone too, to please try to keep it to one question. Thank you.

QUESTION AND ANSWER

Art Shannon - Perrigo Co - VP - IR and Communication

(Operator Instructions)

Elliot Wilbur, Needham & Company.

Elliot Wilbur - Needham & Company - Analyst

I know you guys have gone to great lengths to highlight or talk about the organic growth opportunities and potential of the business. But I guess what I’m having a little bit of difficulty with and I think others as well is, if we think about the string of acquisitions over the past year and simplistically, take what you’ve talked about in terms of either the fiscal 2014 EPS accretion or the first year accretive benefit of these deals and think about products like Temozolomide and add that up and add it to what you reported for fiscal 2013, we seem to come up with a lot higher number than even the top end of your current year guidance.

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So I don’t know if that’s just an inappropriate exercises to undertake? Or there’s just some things in terms of maybe short-term adjustments in the underlying business such as the return of J&J in the OTC market and stuff, that may be putting a little bit more short-term pressure on those segments to offset all the acquisition effects and just the underlying organic growth here. So maybe once again, just hit on what should we be thinking about in terms of core underlying organic growth on especially on the operating income line? Thanks.

Joe Papa - Perrigo Co - Chairman & CEO

Sure. Let me start—But I’m going to turn it quickly over to Judy for the commentary on that question. I think first and foremost, you’re right. All the same key drivers exist in terms of the movement from national brand to store brand. The Rx to OTC and then clearly new products are all still part of what we think is core to our organic growth driver strategy. So all those components still exist. However, there is some things that we’ve we tried to build into the numbers. Judy, why don’t you go through that in more detail, specific to the other part of Elliot’s question in terms of some of the specifics?

Judy Brown - Perrigo Co - EVP & CFO

Let me—Elliott, maybe the way to do this is just to break it down very simply in how we think about rolling forward year-over-year. Obviously, we just said, we finished up fiscal 2013 adjusted EPS of $5.61. This is all on a standalone basis of course. You just think about the midpoint of the guidance range that we just provided. You’re looking at 16% year-over-year growth. So right off the bat, I talked about the effective tax rate goes up as the Israeli rates went up. There’s movement in the jurisdictional rates that we always report on, in a heavily US business. Increased interest expense just picking up 11 additional months year-over-year on the $600 million bond.

So if you just take those two components right off the bat, you’ve got a 7% headwind. So if you think about it, 16% total growth, there’s a negative 7% right in there. So you’re now looking at 23% year-over-year growth, right? That can be broken down more or less, half and half to think about acquisition contribution bottom line. Giving all the numbers that we’ve already provided at the time of the various announcements over the course of the year last year. So you’ve got contribution from M&A. You still have—even after that, you’re looking at a number in excess of 10%, 11% of organic growth.

So the businesses we have, we had at the beginning of fiscal 2013 still growing around 10% year-over-year. If you break down on Slide 16 in the materials and you look at the guidance that we’re providing in terms of operating margin expansion business unit by business unit, sales growth business unit by business unit, you know where the M&A happens. We’re still at or beyond the ranges that we’ve always given into three-year compound annual growth. So we feel really good that the guidance reflects the combination of organic growth, the strength of these new products coming through, but still taking into the fact, that the reality of interest and tax is weighing against us as we begin the year. We would be remiss if we didn’t include those. So, if you put that in your updated model, you may say, all right, actually they’re much better in line than I had anticipated. I hope that helps.

Operator

David Risinger, Morgan Stanley.

David Risinger - Morgan Stanley - Analyst

Congrats to you and Judy on the results. I wanted to just ask for a little bit more color, please, on the new product launches that really matter over the next year. So I’m just hoping that you could really discuss three areas. First on Mucinex, I understand that the 600 milligram dose represented about $150 million of a $600 million Mucinex branded franchise. How much of the other $450 million are you targeting in this fiscal year? I think you had said you’re going to be launching more lines within that franchise in the second half. The second part of the question relates to the de-formulations of allergy products. We do those stand in terms of launches ahead? I know that some have been delayed previously, but which ones should we expect? When this fiscal year? Then just finally, what are the other big OTC launches we should be thinking about? When in this fiscal year? Thank you.

Joe Papa - Perrigo Co - Chairman & CEO

Okay. Maybe I’ll just move back just a little bit, David, to the starting place. So we expect to launch over 75 new product in our total portfolio for the business. We specifically expect those products to contribute over $190 million of sales for the total portfolio. So a large number of products clearly are part of our projection for the future. As you get to those specificity that you’re asking me—you’re absolutely on target. The Mucinex 600 milligrams extended release will get a full-year effect of that. More importantly, we get the cough/cold/flu season and being in that business during that important part of the season. So that will happen. In addition, we do our planning for an additional member of the Mucinex family of products that we expect during the year. But we would caution—or I would caution you that Judy was talking about some of those being later in the fiscal year. So we don’t have a specific date that we want to put forth at this time, in that is a partner product. But I would be thinking later in the year for that particular product.

On the Fexo—I think you asked about the D products, but I believe you meant the Fexo D12 type product. That is a partner product. At this time, with our visibility not being complete on that product I just want to put that product—it’s certainly an important product. But I do not want to put that product a specific date on the table for that product at this time. In addition I think you asked about other consumer healthcare products. There is a host of other products as Judy mentioned I think the number, Judy, you mentioned, was 30 something, more than 30 something products, many of them are smaller individual products to be clear.

But they all contribute to putting one more item on the truck as we ship our products to all of our large retailers and they clearly will continue to add to our operating margin for our business. The final other big product that I wanted to just mention to you in the consumer healthcare was the Claritin product that we talked about. A Claritin 24 hour liquid gel type product that we expect to launch and also we launch a store brand version of the Delsym liquid suspension for pediatrics. So those are the other ones that are probably the ones I can mention at this time. But the other important point is to clearly state that the magnitude of the products are significant numbers of product and will result in that large number of over $190 million of new product sales that we expect in the year.

David Risinger - Morgan Stanley - Analyst

Great. Thanks very much for the details.

Art Shannon - Perrigo Co - VP - IR and Communication

Thank you.

Operator

Jamie Rubin, Goldman Sachs.

Ariel Herman - Goldman Sachs - Analyst

This is Ariel Herman in for Jamie. I just wanted to dive a little bit deeper into the consumer healthcare. If we strip out the animal health sales, so Sergeant and Vercera, we’re getting about a 2.5% organic growth rate. So, I guess our question is, that’s a little bit below your mid—or high single-digit guidance for organic growth rate? So how are you thinking about the organic growth rate? Then just separately, were there any surprises with the pet care business?

Judy Brown - Perrigo Co - EVP & CFO

Maybe I’ll take the consumer healthcare growth rate. As I look obviously, I have more detail than you do in front of me. But if I think about our planning for next year and take out animal health, as we commented earlier to Elliott’s question, I have the core existing OTC product categories growing squarely in our stated goal of compound annual growth in the 5% to 10% range annually. Obviously that includes solid base. The normal cycling out of discontinuing of some smaller products, but offset by the reload of new products that Joe was just talking about. So again it’s going to come down to how much weight you place in your consumer healthcare new products contribution, even excluding the animal health piece.

Joe Papa - Perrigo Co - Chairman & CEO

The other thing I would add to the second part of your question, I think it was specifically the words were surprises on pet care. I would say, there’s no real surprises on pet care. We were delighted with our quarter four performance. Was there some delays in—we did ship our first store brand flea and tick product. There is more coming. So in that sense, we are delighted with that. Were some of the regulatory hurdles to get the new labeling confirmed there? The answer to that is yes. That is clear. But as we look to the future, we still see some very significant opportunities for our flea and tick products that have come up, both Sergeant and our Velcera acquisitions.

Ariel Herman - Goldman Sachs - Analyst

Thank you.

Operator

David Buck, Buckingham Research.

Jim Dawson - Buckingham Research - Analyst

It’s Jim Dawson for David Buck. In fiscal 2013 you talked about some deals you had done, Fera, Velcera, Rosemont, Sergeant. You had given an increasing number for fiscal 2014. $0.12 for Fera. $0.11 for Velcera. $0.24 for Rosemont and about $0.20 for Sergeant. Those accretion numbers still apply for fiscal 2014?

Judy Brown - Perrigo Co - EVP & CFO

Yes.

Joe Papa - Perrigo Co - Chairman & CEO

Yes. The only thing I want to—yes, is the answer. Absolutely correct. Realize that some of those also occurred during—the numbers—which we had some Cobrek, Rosemont, Fera sales during the year. So I want to just be careful that it’s not—you’ve got to look at the delta or the difference between years, but Judy’s comment is absolutely correct.

Judy Brown - Perrigo Co - EVP & CFO

At time of each transaction, we tried to give you color on what was going to contribute to the fiscal year that just ended. Also in most of those announcements it was the contribution expected for the first 12 months, ie, spilling in almost every case—spilling into fiscal 2014. So those numbers as stated in those releases with that forward projection, as well as the revenue expectations from those combined activities over the course of those announcements also apply.

Jim Dawson - Buckingham Research - Analyst

Okay. Thank you.

Operator

Ami Fadia, UBS.

Ami Fadia - UBS - Analyst

I had three quick questions. Firstly on pet care, I think I heard Judy mentioned that she’s assumed $200 million for fiscal 2014. That seems—is that correct?

Judy Brown - Perrigo Co - EVP & CFO

That’s what we had said at the time of the announcement, yes.

Ami Fadia - UBS - Analyst

Is that what you assumed for the guidance? Because that seems to imply very dilute growth, considering you’re launching a store brand.

Joe Papa - Perrigo Co - Chairman & CEO

Let me just maybe, try to put it in perspective. When we came out with it, we talked about the combination of the Sergeants and the Velcera as being a $200 million business, which is, I think, exactly what Judy said. Is there an opportunity to grow that business? We said it would be high single-digits prior to the launch of our store brand. But as we launched the total store brand offerings, it could shift to double-digits. I think that continues to be exactly what we’re suggesting. Is there a little bit up and down on that particular one? The answer is yes. But that is—the ballpark number that we expect is approximately that $200 million level that we talked about.

Judy Brown - Perrigo Co - EVP & CFO

I made the specific comment, approximately $200 million as a starting point. Because we are, as I commented also, rolling out our broader store brand portfolio launch in that business for the next flea and tick season. While we do anticipate growth, we wanted to be appropriately conservative given that the timing of each of those launches is obviously in a weighted average back[kick] like we do with any other kind of new product launch.

Ami Fadia - UBS - Analyst

Got it. So maybe just two other quick questions. On your nutritionals, could you elaborate a little bit about around the growth assumptions? In the business? That get you to that 8% to 12%. Then lastly, just if you could split the $190 million of new product launches across the segments? Thank you.

Joe Papa - Perrigo Co - Chairman & CEO

Okay. I’m going to answer the last one first. But we’re not going to break out the more than $190 million by specific segments. We do want—there’s no specific one large product that we would point out. It really is looking at the totality of our business. As I said it’s more than $190 million. It’s more than 75 products. But we don’t break it out specifically to segment 1 versus segment 2. On the question of nutrition and the growth factors. I’ll just mention quickly that obviously the important one is the plastic container and the growth from that. But Judy, why don’t you give a little more detail on the totality of our nutritional business.

Judy Brown - Perrigo Co - EVP & CFO

Yes. So nutritional, as a segment in the guidance on Page 16 in the slides, is less money than the other two big segments because there weren’t any acquisitions there in the year. We’ve got the vitamins and minerals bucket and the infant formula and related products bucket as well. We guided to 8% to 12% topline growth in total. Suffice it to say that, both of those component categories within the segment are expected to grow right now around the midpoint of that range. So it’s coming from both categories continuing to grow for the reasons outlined in the earlier comments.

Ami Fadia - UBS - Analyst

Got it. Thank you.

Operator

Annabel Samimy, Stifel.

Josh Riegelhaupt - Stifel Nicolaus - Analyst

This is Josh [Riegelhaupt] in for Annabel. I was hoping you could comment a little bit on your international expansion strategy. Just curious if it’s more consumer related, generic related or any other really product segment? How you plan to drive this with acquisitions as well?

Joe Papa - Perrigo Co - Chairman & CEO

Sure. Well, obviously the first and foremost comment I would make is that, we’ve got a couple of noteworthy comments. First, number one, is our Elan acquisition, we think helps set us up or enables us to even be more effective in our international growth strategy. It also, to be fair, enables us for any M&A opportunity, it will enable us for. So whether it be the adjacent categories or international. But the Elan acquisition would probably be first and foremost in our commentary in terms of being an enabler for our M&A strategy. As it gets back to the specifics of the international strategy, that becomes very similar to what we’ve been stating for the past four or five years now.

What we simply are seeking to do is take some of the product that we have today, the actual formulation we have today in the United States, bring those product formulations into Europe, as an example, get them through the regulatory process, which we’ve been well underway with that. Then to bring those formulations into—mostly through partners and other activities that we have to bring those products into Europe. In addition, in the Asia situation, we believe there’s a wonderful opportunity for us with our infant formula and our nutritional products in Asia. Clearly that’s where we see the growth in the world occurring is in Asia in terms of new birth—the birth rate in Asia. So we think there’s good opportunity in our nutritional business in Asia with what we are seeking to do to gain incremental distribution throughout Asia.

Josh Riegelhaupt - Stifel Nicolaus - Analyst

Okay. Thanks.

Operator

Gregg Gilbert, Bank of America Merrill Lynch.

Gregg Gilbert - BofA Merrill Lynch - Analyst

My question’s about the accretion comments you made. If you can’t answer that, I have a backup.

Joe Papa - Perrigo Co - Chairman & CEO

(laughter) Well prepared Gregg.

Gregg Gilbert - BofA Merrill Lynch - Analyst

So hoping, you can offer preliminary amortization tax rate and operating expense assumptions that are embedded in those comments, for 2014 and 2015?

Judy Brown - Perrigo Co - EVP & CFO

With respect to the transaction?

Gregg Gilbert - BofA Merrill Lynch - Analyst

Yes. Specific to the accretion comments that you got approval to make.

Judy Brown - Perrigo Co - EVP & CFO

Gregg, so I’m going to give you the answer, which is at this stage on this call, this morning, I am not in fact at liberty to provide that. While I would love to because you can be sure I have a yellow page where I could talk about it. It is as part of the process under the Irish Takeover rules, we won’t be able to walk that through. But suffice it to say that the modeling that gives you the components of our expectations as we went through the process will be available to everyone at the same time when the S-4 is published. We expect that to be end of this month, very beginning of September. Then you’ll be able to see the analyses that were done and the process of the acquisition by the bank. So that will allow everyone to have that at the same time. You’ll see our presumption in that process.

Gregg Gilbert - BofA Merrill Lynch - Analyst

Okay. So my back up question then is, can you quantify how much you benefited this past year from the J&J and Novartis disruptions because there was a lot of time spent discussing that in the past. How much did you actually benefit? Then how much did you dial in, in terms of a reversal of that amount for fiscal 2014? Thanks.

Joe Papa - Perrigo Co - Chairman & CEO

Sure. Well, Gregg, I don’t know if we are going to give you exactly the detail you want, but I’ll certainly give you my best shot here relative to what it is. I think as we stated in the past, in terms of J&J, it was $100 million opportunity relative to the store brand private label opportunity for J&J. As a result of their absence from the market, the first year we did in that $50 million range that we were somewhat constrained by our ability to make the pediatric liquids. The second year we added incremental capacity; however, the season was very limited. In our third year, we stated it’s in that $50 million to $75 million range in terms of what we were picking up for pediatric analgesic sales.

That was really the primary growth driver for us in the world of what we were trying to do. As we are modeling our fiscal year 2014, what we’ve assumed is that for the commentary of J&J, they would be back in. They are back in now. They would be back in with additional products by December of 2013 or our—the end of the calendar year. We have the expectations that we will keep approximately 50% of the incremental value that we’ve picked up. The data that we have in terms of talking to consumers suggests an attitudinal data is a little higher than that. But we felt to be conservative it would be best to assume that we’d only keep that 50%.

As it relates to the second player that has had problems, I think you also asked about Novartis if I recall the question. They have returned. They started their return in October of 2012. They certainly have accelerated their return starting in that February/March timeframe, they accelerated the return of the Excedrin product. Our expedition is that they are back at their normal levels. So there will be some—to be candid, that’s what we saw in the—our fourth quarter of fiscal year 2013, we saw some return to them. That’s what Judy had mentioned.

Gregg Gilbert - BofA Merrill Lynch - Analyst

Thanks.

Operator

David Steinberg, Deutsche Bank.

David Steinberg - Deutsche Bank - Analyst

Three quick questions. First, on ProAir. It seems like a pretty significant opportunity for you with sales over $400 million. Teva just put together its citizens petition requiring a dose counter. I’m just curious whether you believe your ANDA will also need this dose counter? If so, how comfortable are you with your current ANDA?

Joe Papa - Perrigo Co - Chairman & CEO

Okay. I’ll take that one. Relative to ProAir, I absolutely agree with you. We think it’s a great opportunity. The product itself, the albuterol in the metered dose inhaler has been around for many tens of years. So it’s not a raw material or specifically a chemical patent. There is a formulation and formulation work that they have done. We feel very good though, that our product that we have put forth to the FDA is an approvable product. We also like our IP position. I clearly think Teva is a very smart company. They’ll make a lot of decisions along the way. But we like our position relative to both our formulation, as well as our intellectual property position. That includes all the citizen petitions that they could potentially put forth. We like our position. There’s always a question of timing on this issue because any intellectual property and getting through that process takes time. But we like our end position for ProAir.

David Steinberg - Deutsche Bank - Analyst

Okay. Then an operating margin. So in the last four or five years, you’ve shown significant improvement, well over 100 basis points on average. Just curious whether a reasonable proxy going forward is about 100 bips over the next couple years?

Joe Papa - Perrigo Co - Chairman & CEO

First of all, David, thank you very much for noticing. We do think that’s an important contribution that we’ve been able to do in terms of looking at our success in operating margin. I think we’ve been often asked this question in terms of 100 basis points a year or something like that. Is that a reasonable number? I guess I go back to the fact that—going back if you look back six, seven years ago, the numbers have moved from high single-digits up to the latest number in terms of what we’ve accomplished being somewhere close to that 23% level. Do I think though, as we look to the future as outlined by Judy’s guidance that 100 basis points per year is a reasonable one? Certainly, I would say yes for next year. But I don’t want anyone to get too far advanced in terms of driving that number 100 basis points a year for every year for the next five years. Because I do think as you get greater numbers it becomes more challenging. So as Judy talked about for next year, that’s why we put our range in that 23% to 25% adjusted operating margin. As you go out numerous years though, I’d be cautious on that relative—it is a very challenging prospect to do that. Judy, do you want to make any more comments?

Judy Brown - Perrigo Co - EVP & CFO

David, frankly within S-4 coming out in a couple weeks, you’ll have the ability to get a little bit of a perspective on how we’ve modeled the next several years on a standalone basis anyway.

David Steinberg - Deutsche Bank - Analyst

Okay. Then one final quick question. So Elan brings you a number of benefits some of which you can talk about, some you can’t. But they also bring you a fiscal year ending in December. Just curious whether you could—would consider changing to a December fiscal year? Make it a lot easier for us. Most other companies in the sector of course report in December as well.

Joe Papa - Perrigo Co - Chairman & CEO

I think that’s a great question, David. I think Judy should answer that question because it’s one that we’ve had some numerous discussions on.

Judy Brown - Perrigo Co - EVP & CFO

That’s really mean to do to me at the end of the fiscal year, when my performance review is coming up, David. No. That’s a great question because it is. It’s also challenging to always be on the fiscal versus the December year-end. We are taking it under advisement. There are a lot of activities going on right now. Obviously with the other required filings, preparing for a transaction close, doing our post merger—integration planning to get ready for day one of being a combined Company. So, we hear you loud and clear. I know the finance team would really like to have summers free. So with that said, I can’t tell you that’s going to happen in the next six months, but it is certainly being taken under advisement for the medium term.

David Steinberg - Deutsche Bank - Analyst

Okay. Thanks very much.

Art Shannon - Perrigo Co - VP - IR and Communication

Thank you, David.

Operator

Louise Chen, Guggenheim.

Louise Chen - Guggenheim Securities LLC - Analyst

I basically was curious, are you still thinking that mid-teens EPS growth or a range thereof on that factor is something you are thinking about for the foreseeable future? I guess because if I take the midpoint of the range of what you have given for guidance in 2014 and then you assume a mid-teens growth on top of that and then you add on the Elan accretion, obviously it comes out meaningfully higher than what’s in consensus for 2015. So I was just curious your thinking on that? Then just more on the Elan. I don’t know if you can answer this, but I’ll ask anyhow. On the tax rate, I know there’s some thought that it could go below mid-teens over time. Just curious how low that could go? Is 10% to 20% something that’s reasonable? 10% or so—10% to 12% something reasonable over the longer-term? Or is that just too low? Thanks.

Joe Papa - Perrigo Co - Chairman & CEO

Right. You’ve asked good questions but very challenging for us to answer at this point in what we say. The only thing I think I can really go back to, on the first part of the question—then, Judy, maybe you could take the tax rate question. What I can go back to on the first part of the question is that what we have stated publicly in terms of our plan is to seek to—over any three-year period, to grow our business in that 5% to 10% range from an organic point of view. So that I think is really where the basis for your comment came, growing the 5% to 10% on the revenue topline point of view. Then seek to double that on the operating income line and on the EPS line depending obviously on any individual tax changes of course. But that’s really is what we’ve stated. That probably is the best I could do to answer that for future years because I can’t obviously make any comments beyond what we’re suggesting right now in our 2014 guidance. Judy, the second part of Louise’s question was taxes.

Judy Brown - Perrigo Co - EVP & CFO

Yes. Just the last color on Joe’s comment of that modeling that Joe just said 5% to 10% topline, 10% to 20% bottom line growth is that compound annual growth that we strive for. We’ve been layering in acquisitions each year. Now, coming to your Elan specific comments, you did say in your question mid-teens? I just want to correct that in the announcements related to the acquisition, we said high teens in the first 12 months after acquisitions. So just clarifying the point there. On terms of where the tax rate can go beyond the date of close, I’m really not at liberty to get into forward-looking profit forecasts. But just again, going back to the time of the announcement, as with anything related to taxes, jurisdictional mix is always key. It will be dependent on our ability to continue as a Company to grow internationally and take advantage of jurisdictional spread between other countries where the tax rate (inaudible).

Louise Chen - Guggenheim Securities LLC - Analyst

Thanks.

Art Shannon - Perrigo Co - VP - IR and Communication

Thank you, Louise.

Operator

Jason Gerberry, Leerink Swann.

Chris Kingley - Leerink Swann - Analyst

It’s [Chris Kingley] in for Jason. Two quick ones. With respect to infant formula, could you maybe provide a little more color on some of the challenges that you’re facing in China? When you might envision sales materially increasing beyond the previously disclosed figure of tens of millions? Then, just to follow-up on the $34 million decline in GI and analgesic, could you give me a sense of the weighting, how much of that is accounted for by the return of a competitor to market maybe versus some of the other factors?

Joe Papa - Perrigo Co - Chairman & CEO

Sure. I’ll start with the China question. So first comment on China is, there is significant demand for infant formula product made in the United States or outside of China by the consumers in China. There’s been some issues of product that have been made in New Zealand—or some active agreement ingredient from New Zealand and other things that have come up. So the demand for our product, which is made in the US of US sourced raw material and specifically the whey protein that we use is very significant. However, having said that, the regulatory challenges that have been instituted in China also are significant. I’m very confident that my team will continue to work very hard to work through those regulatory challenges in the China market place.

So they deal with labeling questions. They don’t deal with the product themselves. Our products are approved in China. It is simply, they have amended some labeling claims and labeling information. The team is working very diligently to get through that. We still think there is tremendous growth there to be clear, relative to the demand side. But we are working through the labeling and registration issues that are there. We have worked through the majority of them at this time. However, I can’t say that there will not be any incremental labeling questions. I think those were really specific in with some of the comments that you had. On the second part of the question on GI, Judy?

Judy Brown - Perrigo Co - EVP & CFO

Yes. Chris, why don’t I grab the $34 million question. So earlier I made that note that decline was again relative year-over-year. It’s primarily GI and analgesics. On the GI front, it’s again a relative year-over-year driver of the Prevacid equivalent product. Remember, launching last time—this time last year, you’ve got your shelf stocking your channel fill et cetera, et cetera. So year-over-year, you see a decline there. On the analgesic side, I made the comment it’s three pieces. You’ve got one large retailer switching advertising focus from store to national. You’ve got a large analgesic manufacturer competitor, who had been less active being now more active relatively year-over-year. To your point, yet another competitor more active at this time this year than they were last year. So you’ve got a couple moving parts there, all combining in that specifically defined GI and analgesics bucket as the decline.

Chris Kingley - Leerink Swann - Analyst

Great. Would you—of those factors, would you attribute more to that return of competition? Or maybe more to the focus on the national brand side?

Judy Brown - Perrigo Co - EVP & CFO

Again, when you’ve got so many variables, if you were trying to simplify. You’d probably weight them evenly. I couldn’t say that one is supremely heavier than the other.

Chris Kingley - Leerink Swann - Analyst

Great. Okay. Thanks.

Art Shannon - Perrigo Co - VP - IR and Communication

Thank you, Chris. Operator, we have time for one more question please.

Operator

Linda Bolton-Weiser, B Riley.

Linda Bolton-Weiser - B. Riley & Co. - Analyst

Of the greater than $190 million of new product revenue for FY 2014, I’m thinking that the Temodar API is about a quarter of that? Would that be correct to think about it that way? Are you including that in Rx segment or API segment for the next year? Then secondly, on the Over-The-Counter business, Prestige Brands, which does branded over-the-counter—they do, like PediaCare. They reported in their June quarter that they were already feeling the impact of J&J’s return because the retailers are resetting the [plan-o-gram] and the shipments in as J&J gains backs shelf space affected them already. So I’m just wondering—because I thought you said more of the impact would be in the second-half of your fiscal year. So I’m just curious the difference between you and them on that. Then also, I didn’t hear you talk about an assumption of normal cough/cold season versus a strong season last year. So I’m assuming you’ve taken that into guidance, but wanted to double check on that. Thanks.

Joe Papa - Perrigo Co - Chairman & CEO

All right. Judy, why don’t you take the—

Judy Brown - Perrigo Co - EVP & CFO

I’m dying to jump in. I’m going to go backwards. Number one, I didn’t want to just keep talking and talking and talking on the prepared remarks. But suffice it to say, our planning for this year’s cough/cold/flu and allergy season did in fact model in our plan precisely the way we’ve always done it. We take the last 10 years seasons, we look at the timing and the incidence, we average them and that’s how we build our model. That has not changed. That is still how we go ahead and do our modeling. So that’s consistent.

Joe Papa - Perrigo Co - Chairman & CEO

The next one was—the first one was about the Temodar.

Judy Brown - Perrigo Co - EVP & CFO

Correct.

Joe Papa - Perrigo Co - Chairman & CEO

—the sales numbers for that. We don’t give out individual numbers, Linda, but to be clear, it is being reported in the API segment.

Judy Brown - Perrigo Co - EVP & CFO

Correct.

Joe Papa - Perrigo Co - Chairman & CEO

That is the way we report it. I think your number is a little bit high in terms of the percentage in terms of saying 25%. But I guess it’s right now, the important comment I’d offer on Temodar that needs to be stated is that, we’re very excited about the opportunity to be clear. However, it is—we have 180-day exclusivity. However there is an AG in the marketplace. I think it’s very early for us to get too excited about the opportunity for Temozolomide. So I think right now, we’re just trying to put in at a number that is a reasonable number. Then we’ll look to see what happens for Temodar going into the future. Then the final part, J&J’s market, Judy?

Judy Brown - Perrigo Co - EVP & CFO

The last answer that I just gave to Chris was commenting that in the fiscal fourth quarter, relative to the fiscal fourth quarter in the previous fiscal year, part of the dynamic we were seeing in the analgesic category was in fact due to the effect of two large branded competitors returning to the marketplace. We are already seeing that and that was the answer to Q4. We have modeled in our numbers that continues. That they continue to return to the market apace of what they have said in their public statements. That’s why my comments earlier were that our model for FY 2014—fiscal 2014 is built on them returning. Then they’ll be in theory, per their statements, quote, fully back in the year starting January. So we are seeing that impact already.

Linda Bolton-Weiser - B. Riley & Co. - Analyst

Great. Thanks a lot.

Art Shannon - Perrigo Co - VP - IR and Communication

Thank you. Let me just close the call. Thank you, everyone for your interest in Perrigo. We look forward to providing additional information in November. Thank you for keeping—we’ll try to keep you updated on our acquisition of Elan. Thank you all for joining us today. Have a great day, everyone.

Operator

This concludes today’s conference call. You may now disconnect.

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THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE OR EXCHANGE, ANY SECURITIES OR THE SOLICITATION OF ANY VOTE OR APPROVAL IN ANY JURISDICTION, NOR SHALL THERE BE ANY SALE, ISSUANCE, EXCHANGE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS DOCUMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Important Additional Information will be Filed with the SEC

New Perrigo will file with the SEC a registration statement on Form S-4, each of Perrigo and Elan will file with the SEC a proxy statement and each of New Perrigo, Perrigo and Elan will file with the SEC other documents with respect to the transactions contemplated by the Transaction Agreement. In addition, a definitive proxy statement will be mailed to shareholders of Perrigo and Elan. INVESTORS AND SECURITY HOLDERS OF PERRIGO AND ELAN ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement (when available) and other documents filed with the SEC by New Perrigo, Perrigo and Elan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New Perrigo and Perrigo will be available free of charge on Perrigo’s internet website at www.perrigo.com or by contacting Perrigo’s Investor Relations Department at +1-269-686-1709. Copies of the documents filed with the SEC by Elan will be available free of charge on Elan’s internet website at www.elan.com or by contacting Elan’s Investor Relations Department at +1-800-252-3526.

Participants in the Solicitation

Perrigo, Elan, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Transaction Agreement, entered into by New Perrigo, Perrigo and Elan on July 28, 2013 (the “Transaction Agreement”). Information about the directors and executive officers of Elan is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which was filed with the SEC on February 12, 2013, its Report on Form 6-K, which was filed with the SEC on February 28, 2013, its Report on Form 6-K, which was filed with the SEC on April 25, 2013 and its Report on Form 6-K, which was filed with the SEC on June 5, 2013. Information about the directors and executive officers of Perrigo is set forth in its Annual Report on Form 10-K for the fiscal year ended June 30, 2012, which was filed with the SEC on August 16, 2012, and its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on September 26, 2012. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Perrigo and New Perrigo Cautionary Statement Regarding Forward-Looking Statements

This document includes certain ‘forward looking statements’ within the meaning of, and subject to the safe harbor created by, Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the business, strategy and plans of each of Perrigo and New Perrigo, their respective expectations relating to the transactions contemplated by the Transaction Agreement and their respective future financial condition and performance, including estimated synergies. Statements that are not historical facts, including statements about Perrigo’s, New Perrigo’s or their respective managements’ beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements.

Examples of such forward looking statements include, but are not limited to: statements about expected benefits and risks associated with the transactions contemplated by the Transaction Agreement, projections or expectations of profit attributable to shareholders, including estimated synergies, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Perrigo, New Perrigo, Elan or the combined business following the transactions contemplated by the Transaction Agreement; statements about the future trends in tax or interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Perrigo, New Perrigo, Elan or the combined company following the transactions contemplated by the Transaction Agreement; statements concerning any future Irish, UK, US or other economic or regulatory environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the healthcare and lifesciences industry; and statements of assumptions underlying such statements.

While Perrigo and New Perrigo believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Perrigo’s and New Perrigo’s control. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from Perrigo’s and New Perrigo’s current expectations depending upon a number of factors affecting Perrigo’s business, New Perrigo’s business, Elan’s business and risks associated with acquisition transactions. These factors include, among others: the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the transactions contemplated by the Transaction Agreement; subsequent integration of the transactions contemplated by the Transaction Agreement and the ability to recognize the anticipated synergies and benefits of the transactions contemplated by the Transaction Agreement; the receipt of required regulatory approvals for the transactions contemplated by the Transaction Agreement (including the approval of antitrust authorities necessary to complete the transactions contemplated by the Transaction Agreement); access to available financing (including financing for the transactions contemplated by the Transaction Agreement) on a timely basis and on reasonable terms; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance; market acceptance of and continued demand for Perrigo’s, New Perrigo’s and Elan’s products; changes in tax laws or interpretations that could increase Perrigo’s or the combined company’s consolidated tax liabilities; and such other risks and uncertainties detailed in Perrigo’s periodic public filings with the SEC, including but not limited to those discussed under “Risk Factors” in Perrigo’s Form 10-K for the fiscal year ended June 29, 2013, in Perrigo’s subsequent filings with the SEC and in other investor communications of Perrigo or New Perrigo from time to time.

The forward-looking statements in this document are made only as of the date hereof, and unless otherwise required by applicable securities laws, each of Perrigo and New Perrigo disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Irish Takeover Rules

The Perrigo directors accept responsibility for all the information contained in this document . To the best of the knowledge and belief of the Perrigo directors (who have taken all reasonable care to ensure that such is the case), the information in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Persons interested in 1% or more of any relevant securities in Perrigo or Elan may from the date of this communication have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

No statement in this document is intended to constitute a profit forecast or asset valuation for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Perrigo or New Perrigo, as appropriate.

Unless otherwise defined, capitalized terms in this document have the meaning given to them in the announcement dated July 29, 2013 made by Perrigo pursuant to rule 2.5 of the Irish Takeover Rules.

Financial Adviser

Barclays, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Perrigo and no one else in connection with the matters described herein and will not be responsible to anyone other than Perrigo for providing the protections afforded to its clients or for providing advice in relation to the matters described in this announcement or any transaction or any other matters referred to herein.